Exhibit 99.1

Zhihu Inc. Reports Second Quarter and First Half 2022 Unaudited Financial Results

BEIJING, August 30, 2022 - Zhihu Inc. ("Zhihu" or the "Company") (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the three months and six months ended June 30, 2022.

Second Quarter 2022 Highlights

●	Total revenues were RMB836.0 million (US$124.8 million) in the second quarter of 2022, representing a growth of 31.0% over the second quarter of 2021.

●	Average monthly active users (MAUs)[1] reached 105.9 million in the second quarter of 2022, representing a growth of 12.3% over the second quarter of 2021.

●	Average monthly paying members[2] reached 8.5 million in the second quarter of 2022, representing a growth of 78.3% over the second quarter of 2021.

“The recent COVID-19 pandemic situation and macroeconomic condition created challenging environment in the second quarter. Against this backdrop, we focused on retaining high quality user growth in a sustainable and efficient manner,” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu." Driven by our ‘Community Ecosystem Comes First’ strategy, we are actively expanding our fulfilling content offerings to strengthen the thriving vibrancy of our community. Our initiatives to inspire content creators and upgrade our infrastructure for supporting content creation are yielding expected results and improving our commercial value. In the second quarter, we successfully managed to continue growing our user base while further enhancing our operating efficiency and narrowed our operating loss on a sequential basis. Going forward, we will continue to innovate service offerings within our ecosystem and further unlock commercial value that catalyze sustainable long-term development.”

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “Our content-centric business model again demonstrated its exciting growth potential in the quarter with total revenues increasing by 31% year-over-year to RMB836 million. As the macro-economy started to show a positive momentum in June 2022, our Content-Commerce Solutions services promptly captured the related business opportunities and recorded sequential increases in both end-customer pool and average spending per customer in the second quarter of 2022. Paid membership growth momentum remained strong with a revenue increase of 75% year-over-year, and vocational training further increased its contribution to our total revenues. The multiple growth engines in our business model position us well for strong, resilient and sustainable growth. Through prudent cost control, we will be able to effectively improve our operating efficiency and bottom-line performance. Looking forward, we will remain committed to continuously enhancing our monetization capability and driving shareholder value in the long run.”

Second Quarter 2022 Financial Results

Total revenues were RMB836.0 million (US$124.8 million) in the second quarter of 2022, representing an increase of 31.0% from RMB638.4 million in the same period of 2021. The increase was driven by the expansion of our user base and increase of our average revenue per MAU.

Advertising revenue was RMB237.6 million (US$35.5 million) in the second quarter of 2022, compared with RMB248.3 million in the same period of 2021. The decrease primarily reflected the headwinds faced by the general online advertising industry in China due to, among other things, the general economic conditions and the COVID-19 pandemic situation.

Paid membership revenue was RMB271.2 million (US$40.5 million) in the second quarter of 2022, representing an increase of 75.1% from RMB154.9 million in the same period of 2021. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period.

Content-commerce solutions revenue was RMB240.5 million (US$35.9 million) in the second quarter of 2022, representing an increase of 15.9% from RMB207.4 million in the second quarter of 2021. The year-over-year growth was primarily driven by increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued efforts to develop this business line.

Vocational Training revenue[3] was RMB46.1 million (US$6.9 million) in the second quarter of 2022, up from RMB6.6 million in the second quarter of 2021. The strong year-over-year growth was primarily driven by a more diversified vocational training course offering, as well as the revenue contributions from companies we acquired in the second half of 2021.

Other revenues were RMB40.7 million (US$6.1 million) in the second quarter of 2022, representing an increase of 91.9% from RMB21.2 million in the same period of 2021. The year-over-year increase was primarily attributable to the growth of our e-commerce services, as well as private label products and book series offerings.

Cost of revenues increased to RMB436.4 million (US$65.2 million) in the second quarter of 2022 from RMB261.8 million in the same period of 2021. The increase was primarily due to an increase in content-related costs, as well as increases in staff costs and cloud services and bandwidth costs.

Gross profit was RMB399.6 million (US$59.7 million) in the second quarter of 2022, compared with RMB376.6 million in the same period of 2021.

Gross margin in the second quarter of 2022 was 47.8%, compared to 59.0% in the same period of 2021. The decrease in gross profit margin is primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Total operating expenses were RMB860.3 million (US$128.4 million) in the second quarter of 2022, compared with RMB727.1 million in the same period of 2021.

Selling and marketing expenses were RMB532.4 million (US$79.5 million) in the second quarter of 2022, compared with RMB443.2 million in the second quarter of 2021. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB223.6 million (US$33.4 million) in the second quarter of 2022, compared with RMB120.6 million in the same period of 2021. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technical infrastructure, and research and development.

General and administrative expenses were RMB104.3 million (US$15.6 million) in the second quarter of 2022, compared with RMB163.2 million in the same period of 2021. The decrease was primarily due to decreased share-based compensation expenses.

Loss from operations was RMB460.7 million (US$68.8 million) in the second quarter of 2022, compared with RMB350.5 million in the same period of 2021.

Other income/(expenses) comprised investment income, interest income, fair value change of financial instruments, exchange gains/(losses) and others, net. The year-over-year changes were mainly due to the following.

Fair value change of financial instruments was a loss of RMB101.2 million (US$15.1 million) in the second quarter of 2022, compared with a gain of RMB10.6 million in the same period of 2021, primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022.

Exchange gains/(losses) were gains of RMB49.1 million (US$7.3 million) in the second quarter of 2022, compared with gains of RMB5.5 million in the same period of 2021, primarily due to the appreciation of U.S. dollars against Renminbi.

Net loss was RMB487.0 million (US$72.7 million) in the second quarter of 2022, compared with RMB321.1 million in the same period of 2021.

Adjusted net loss (non-GAAP)[4] was RMB443.8 million (US$66.3 million) in the second quarter of 2022, compared with RMB200.3 million in the same period of 2021.

Basic and diluted net loss per ADS was RMB0.79 (US$0.12) in the second quarter of 2022, compared with RMB0.55 in the same period of 2021.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of June 30, 2022, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB7.0 billion (US$1.0 billion), compared with RMB7.4 billion as of December 31, 2021.

First Half 2022 Financial Results

Total revenues were RMB1.6 billion (US$235.8 million) for the six months ended June 30, 2022, representing a growth of 41.4% from RMB1.1 billion in the same period of 2021. The increase was primarily driven by the expansion of our user base and increase of our average revenue per MAU.

Advertising revenue was RMB454.9 million (US$67.9 million) for the six months ended June 30, 2022, compared with RMB462.0 million in the same period of 2021. The decrease primarily reflected the headwinds faced by the general online advertising industry in China due to, among other things, the general economic conditions and the COVID-19 pandemic situation in the first half of 2022.

Paid membership revenue was RMB492.8 million (US$73.6 million) for the six months ended June 30, 2022, representing a growth of 75.1% from RMB281.4 million in the same period of 2021. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period.

Content-commerce solutions revenue was RMB467.2 million (US$69.8 million) for the six months ended June 30, 2022, representing a growth of 42.3% from RMB328.3 million in the same period of 2021. The year-over-year growth was primarily driven by increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued efforts to develop this business line.

Vocational training revenue[3] was RMB85.7 million (US$12.8 million) for the six months ended June 30, 2022, up from RMB9.6 million in the same period of 2021. The year-over-year growth was primarily driven by a more diversified vocational training course offering, as well as the revenue contributions from companies we acquired in the second half of 2021.

Other revenues were RMB78.6 million (US$11.7 million) for the six months ended June 30, 2022, compared with RMB35.3 million in the same period of 2021. The year-over-year increase was primarily attributable to the continued growth in e-commerce services, private label products, and book series offerings.

Cost of revenues increased to RMB844.1 million (US$126.0 million) for the six months ended June 30, 2022 from RMB467.4 million in the same period of 2021. The increase was primarily due to an increase in content-related costs, as well as increases in staff costs and cloud services and bandwidth costs.

Gross profit was RMB735.1 million (US$109.8 million) for the six months ended June 30, 2022, compared with RMB649.2 million in the same period of 2021.

Gross margin for the six months ended June 30, 2022 was 46.6%, compared to 58.1% in the same period of 2021. The decrease in gross profit margin is primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Total operating expenses were RMB1,844.0 million (US$275.3 million) for the six months ended June 30, 2022, compared with RMB1,342.2 million in the same period of 2021.

Selling and marketing expenses were RMB1,039.0 million (US$155.1 million) for the six months ended June 30, 2022, compared with RMB789.9 million in the same period of 2021. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB390.1 million (US$58.2 million) for the six months ended June 30, 2022, compared with RMB226.9 million in the same period of 2021. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technology infrastructure and research and development.

General and administrative expenses were RMB414.9 million (US$61.9 million) for the six months ended June 30, 2022, compared with RMB325.4 million in the same period of 2021. The increase was primarily due to an increase in the headcount of general and administrative personnel, as well as the expense related to our dual primary listing on The Stock Exchange of Hong Kong Limited.

Loss from operations was RMB1,108.8 million (US$165.5 million) for the six months ended June 30, 2022, compared with RMB693.0 million in the same period of 2021.

Other income/(expenses) comprised investment income, interest income, fair value change of financial instruments, exchange gains/(losses) and others, net. The year-over-year changes were mainly due to the following.

Fair value change of financial instruments was a loss of RMB92.7 million (US$13.8 million) for the six months ended June 20, 2022, compared with a gain of RMB10.6 million in the same period of 2021, primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi.

Exchange gains/(losses) were gains of RMB45.0 million (US$6.7 million) for the six months ended June 30, 2022, compared with gains of RMB4.8 million in the same period of 2021, primarily due to the appreciation of U.S. dollars against Renminbi.

Net loss was RMB1,101.3 million (US$164.4 million) for the six months ended June 30, 2022, compared with RMB645.8 million in the same period of 2021.

Adjusted net loss (non-GAAP)[4] was RMB811.2 million (US$121.1 million) for the six months ended June 30, 2022, compared with RMB393.9 million in the same period of 2021.

Basic and diluted net loss per ADS was RMB1.81 (US$0.27) for the six months ended June 30, 2022, compared with RMB2.22 in the same period of 2021.

Share Repurchase Program

In May 2022, the Company announced a share repurchase program of up to US$100 million for the next 12 months, subject to the shareholders’ approval for granting a general mandate to the board of directors to repurchase shares and/or ADSs of the Company. This mandate was obtained at the Company’s annual general meeting held on June 10, 2022. The repurchases may be made from time to time in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of June 30, 2022, approximately 0.3 million Class A ordinary shares have been repurchased on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total price of approximately US$1.1 million.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Effective in the first quarter of 2022, the Company separately reported the revenue of its vocational training business, which was formerly included in “revenue – others,” in light of the significant growth of the revenue contribution from vocational training to the Company’s total revenues. For comparison purposes, the revenue of vocational training business and the revenue in “others” for each quarter of 2021 have been retrospectively re-classified.

[4] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 7:30 a.m. U.S. Eastern Time on August 30, 2022 (7:30 p.m. Beijing/Hong Kong time on August 30, 2022).

All participants must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

PRE-REGISTER LINK: https://dpregister.com/sreg/10170482/f41885ff42

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 6, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	3352639

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy "fulfilling content" (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	248,272	217,317	237,597	35,472	462,002	454,914	67,917
Paid membership	154,872	221,670	271,168	40,484	281,444	492,838	73,579
Content-commerce solutions	207,431	226,787	240,454	35,899	328,276	467,241	69,757
Vocational Training	6,584	39,544	46,127	6,887	9,635	85,671	12,790
Others	21,193	37,909	40,670	6,072	35,281	78,579	11,732
Total revenues	638,352	743,227	836,016	124,814	1,116,638	1,579,243	235,775
Cost of revenues	(261,798)	(407,684)	(436,414)	(65,155)	(467,414)	(844,098)	(126,021)
Gross profit	376,554	335,543	399,602	59,659	649,224	735,145	109,754

Selling and marketing expenses	(443,229)	(506,585)	(532,375)	(79,481)	(789,862)	(1,038,960)	(155,113)
Research and development expenses	(120,620)	(166,518)	(223,589)	(33,381)	(226,922)	(390,107)	(58,241)
General and administrative expenses	(163,243)	(310,632)	(104,290)	(15,570)	(325,439)	(414,922)	(61,946)
Total operating expenses	(727,092)	(983,735)	(860,254)	(128,432)	(1,342,223)	(1,843,989)	(275,300)

Loss from operations	(350,538)	(648,192)	(460,652)	(68,773)	(692,999)	(1,108,844)	(165,546)

Other income/(expenses):
Investment income	11,791	20,724	20,596	3,075	21,453	41,320	6,169
Interest income	8,251	9,355	10,480	1,565	11,578	19,835	2,961
Fair value change of financial instruments	10,610	8,453	(101,197)	(15,108)	10,610	(92,744)	(13,846)
Exchange gains/(losses)	5,458	(4,155)	49,126	7,334	4,765	44,971	6,714
Others, net	(5,076)	1,930	1,001	149	933	2,931	438

Loss before income tax	(319,504)	(611,885)	(480,646)	(71,758)	(643,660)	(1,092,531)	(163,110)
Income tax expense	(1,580)	(2,398)	(6,375)	(952)	(2,117)	(8,773)	(1,310)
Net loss	(321,084)	(614,283)	(487,021)	(72,710)	(645,777)	(1,101,304)	(164,420)
Accretions of convertible redeemable preferred shares to redemption value	-	-	-	-	(170,585)	-	-
Net loss attributable to Zhihu Inc.’s shareholders	(321,084)	(614,283)	(487,021)	(72,710)	(816,362)	(1,101,304)	(164,420)

Net loss per share
Basic	(1.09)	(2.04)	(1.59)	(0.24)	(4.45)	(3.62)	(0.54)
Diluted	(1.09)	(2.04)	(1.59)	(0.24)	(4.45)	(3.62)	(0.54)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.55)	(1.02)	(0.79)	(0.12)	(2.22)	(1.81)	(0.27)
Diluted	(0.55)	(1.02)	(0.79)	(0.12)	(2.22)	(1.81)	(0.27)

Weighted average number of ordinary shares outstanding
Basic	293,735,095	300,483,336	307,101,052	307,101,052	183,518,197	303,843,801	303,843,801
Diluted	293,735,095	300,483,336	307,101,052	307,101,052	183,518,197	303,843,801	303,843,801

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,349	4,770	3,839	573	4,581	8,609	1,285
Selling and marketing expenses	4,614	6,472	6,196	925	9,417	12,668	1,891
Research and development expenses	2,709	15,770	14,294	2,134	10,317	30,064	4,489
General and administrative expenses	111,073	218,055	17,108	2,554	227,557	235,163	35,109

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,157,161	2,249,117	335,784
Term deposits	2,815,509	935,569	139,677
Short-term investments	2,239,596	2,664,610	397,816
Restricted cash	-	281,879	42,083
Trade receivables	831,628	832,216	124,247
Amounts due from related parties	18,196	39,229	5,857
Prepayments and other current assets	272,075	187,380	27,975
Total current assets	8,334,165	7,190,000	1,073,439
Non-current assets:
Property and equipment, net	9,865	8,155	1,217
Intangible assets, net	68,308	57,863	8,639
Goodwill	73,663	73,663	10,997
Long-term investments	19,127	12,383	1,849
Term deposits	159,393	885,905	132,262
Right-of-use assets	126,512	123,035	18,369
Other non-current assets	14,132	14,132	2,110
Total non-current assets	471,000	1,175,136	175,443
Total assets	8,805,165	8,365,136	1,248,882
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payables and accrued liabilities	1,026,534	1,213,206	181,127
Salary and welfare payables	313,676	244,600	36,518
Taxes payables	66,184	35,479	5,297
Contract liabilities	239,757	269,932	40,300
Amounts due to related parties	83,591	84,174	12,567
Short term lease liabilities	40,525	51,586	7,702
Other current liabilities	127,447	216,551	32,330
Total current liabilities	1,897,714	2,115,528	315,841
Non-current liabilities
Long term lease liabilities	82,133	66,849	9,980
Deferred tax liabilities	14,030	12,830	1,915
Other non-current liabilities	73,139	84,324	12,589
Total non-current liabilities	169,302	164,003	24,484
Total liabilities	2,067,016	2,279,531	340,325

Total Zhihu Inc.’s shareholders’ equity	6,730,654	6,069,913	906,214
Noncontrolling interests	7,495	15,692	2,343
Total shareholders’ equity	6,738,149	6,085,605	908,557

Total liabilities and shareholders’ equity	8,805,165	8,365,136	1,248,882

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(321,084)	(614,283)	(487,021)	(72,710)	(645,777)	(1,101,304)	(164,420)
Add:
Share-based compensation expenses	120,745	245,067	41,437	6,186	251,872	286,504	42,774
Amortization of intangible assets resulting from business acquisition	-	2,400	2,400	358	-	4,800	717
Tax effects on non-GAAP adjustments	-	(600)	(600)	(90)	-	(1,200)	(179)
Adjusted net loss	(200,339)	(367,416)	(443,784)	(66,256)	(393,905)	(811,200)	(121,108)